Ron Hassen

Senior Vice President

Controller

Principal Accounting Officer

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, NY 10006

March 30, 2009

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	Daniel L. Gordon
Branch Chief

Re:	The NASDAQ OMX Group, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 0-32651

Dear Mr. Gordon:

On behalf of The NASDAQ OMX Group, Inc. (the “Company,” “we” and “our”), set forth below is the response to the comment letter dated March 23, 2009 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2008. To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for the Year Ended December 31, 2008

Consolidated Balance Sheets, page F-3

1.	We note your presentation of cash and cash equivalents as of December 31, 2008 includes $230.8 million in restricted cash. In future filings, please separately present restricted cash on the face of the balance sheet or tell us why you believe this is not necessary. In addition, restricted cash should not be included in the total cash and cash equivalents amount on the statement of cash flows but the inflows and outflows should be presented as an operating, investing, or financing activity depending on the purpose for which the restricted cash balance is maintained. See Rule 5-02.1 of Regulation S-X and paragraphs 15 through 21 of SFAS No. 95.

We will separately present restricted cash on the face of the balance sheet in our future filings. Additionally, in our future filings, we will exclude restricted cash from the total cash and cash equivalents amount presented on the statement of cash flows and present any cash flows associated with restricted cash as an operating, investing, or financing activity depending on the purpose.

Consolidated Statements of Income, page F-4

2.	In light of the materiality of your debt obligations and of individual components included in other income (expense), net, as well as the requirements of Rule 5-03 of Regulation S-X, please reflect non-operating income, interest expense, and non-operating expenses separately on the face of the income statement in future filings.

In future filings we will reflect non-operating income, interest expense, and non-operating expenses separately on the face of the income statement. Material amounts included under non-operating income or non-operating expense will be stated separately on the income statement or in a note to our consolidated financial statements to indicate the nature of the transactions out of which the items arose (if applicable).

* * *

As requested by the Staff, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen
Senior Vice President
Controller
Principal Accounting Officer